Atna Appoints Robert McLeod as Vice President of Exploration

Vancouver, B.C. (February 18, 2003) Atna Resources Ltd.(ATN-TSX) is pleased to announce the appointment of Mr. Rob McLeod as Vice President, Exploration. Mr. McLeod's responsibilities include project generation, evaluation and management. Mr. McLeod is experienced in all aspects of mineral exploration from grass roots programs through to feasibility studies, ore reserve calculations and geologic modeling. He is a former Assistant Project Manager, Development for Miramar Mining Corp where he was responsible for managing exploration and development drilling programs at the Hope Bay Project (one of Canada's largest exploration projects from 2000 to 2002). Mr. McLeod has also worked in exploration and mining operations for several major and junior mining companies, including Lac Minerals, Homestake Canada, Westmin Resources, Inco and Grayd Resources. Mr. McLeod's initial focus will be on advancing Atna's gold exploration properties in Nevada

Mr. McLeod obtained his Bachelor of Science Degree, majoring in Economic Geology from the University of British Columbia in 1993 and graduated from Queen's University's, Master's in Geology, Mineral Exploration Program in 1998.

For further information contact:
Michael Williams, Vice President
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com, http://www.atna.com